May 21, 2007

Attn:  Rufus Decker, Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

RE:  Spherix Incorporated Form 10-K for Fiscal Year Ended December 31, 2006

File No. 0-5576

Dear Mr. Decker:

This letter is being provided by Spherix Incorporated (the “Company”) in response to your comment letter dated May 2, 2007.  The follow responses correspond to your comments.

SEC Comment

Consolidated Statement of Operations, page 23

On page 15, you indicated that you agreed to a $6 million settlement to end your longstanding legal dispute with the US Department of Agriculture over the government’s award of the National Recreation Reservation Service contract to Reserve America.  Please tell us how you determined that this settlement amount should not be included as a component of operating income.  Refer to Rule 5-03(b)(7) of Regulation S-X

Company Response

The Company received the one time settlement award from the US Department of Agriculture as part of an agreement in which the Company agreed to withdraw its long-standing protest of a contract award to a competitor, and was not a reimbursement for services performed by the Company.

The determination regarding the appropriate financial statement classification was based on the fact that the settlement award did not represent income earned from operations (i.e. earned in exchange for services performed), accordingly, the award was required to be classified as non-operating income under miscellaneous other income of Rule 5-03(b)(7)(d).  Given the materiality of the settlement and that it did not represent income earned from operations, inclusion of the $6 million as operating income would have resulting in misleading reporting of the Company’s financial performance and comparison between years.

☒ Corporate Headquarters	☐ Cumberland Regional Office

12051 Indian Creek Court	12501 Willowbrook Road
Beltsville, Maryland 20705	Cumberland, Maryland 21502
(301) 419-3900	(301) 722-9100
Fax: (301) 210-4908/09	Fax: (301) 722-9103
www.spherix.com	www.spherix.com

SEC Comment

Exhibits 31 and 32

Your certifications are dated March 6, 2007.  However, your auditor’s report is dated March 29, 2007.  It is not clear how you were able to provide these certifications prior to the date of the auditor’s report.  Please advise or amend your Form 10-K for the year ended December 31, 2006 in its entirety to provide currently dated certifications.  In a similar manner, please address the date that your officers and directors signed the Form 10-K on page 54.

Company Response

The Company’s initial Form 10-K filing was in error as the Company failed to update certain dates before filing.  The Company has filed a Form 10-K/A with the officer/director signatures and the certifications dated March 29, 2007.  This is the date such documents were approved by the parties.

The company also acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Richard C. Levin

Richard C. Levin

President and CEO